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                         September 3, 2020

       Todd Waltz
       Chief Financial Officer and Executive Vice President
       Aemetis, Inc.
       20400 Stevens Creek Boulevard
       Suite 700
       Cupertino, California 95014

                                                        Re: Aemetis, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 28,
2020
                                                            File No. 333-248492

       Dear Mr. Waltz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Christopher M.
Forrester, Esq.